Via Facsimile and U.S. Mail
Mail Stop 4720

April 16, 2010

Paul J. Lytle
Chief Financial Officer
Peregrine Pharmaceuticals, Inc.
14282 Franklin Avenue
Tustin, CA 92780-7017

> **Re:** **Peregrine Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended April 30, 2009**
> **Filed on July 14, 2009**
> **File Number: 001-32839**

Dear Mr. Lytle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Mark R. Ziebell (Snell & Wilmer L.L.P.)